40-202A

803-00196

06034023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of
Gen-M, Inc.
1000 Skokie Boulevard
Suite 540
Wilmette, IL 60091

Application for an Order
under Section 202(a)(11)(F) of
the Investment Advisers Act of 1940
Declaring the Applicant to be a Person Not
Within the Intent of the Investment Advisers Act

Direct any Communication, Notice and Order to:

Robert F. Weber, Esq.
Seyfarth Shaw LLP
55 East Monroe Street, Suite 4200
Chicago, IL 60603
(312) 269-8961

Dated April 17, 2006

TABLE OF CONTENTS

I. RELIEF REQUESTED

Gen-M, Inc., an Illinois corporation (the "Company"), hereby applies for an Order of the Securities and Exchange Commission (the "Commission"), pursuant to Section 202(a)(11)(F) of the Investment Advisers Act of 1940 (the "Act"), declaring that the Company is a person not within the intent of the Act, and declaring that each employee of the Company acting within the scope of his or her employment is a person not within the intent of the Act. Unless otherwise indicated, references herein to Sections are to sections of the Act.

II. DESCRIPTION OF COMPANY

Background

The Company is an Illinois corporation which was incorporated on August 10, 1999. The Company was formed to provide services to Robert Morris and Audrey Morris, the lineal descendants of Robert Morris and the spouses of those lineal descendants (collectively the "Family"), and to the business and non-business entities controlled by the Family. Until 1998, the Family owned approximately 22% of Felt Products Mfg. Co. and its affiliates ("Fel-Pro"). In 1998, Fel-Pro was acquired by Federal Mogul Corporation. The Company was organized to function as a "family office" and provide services for the members of the Family and their trusts, foundations and controlled entities. Members of the Family and their trusts, foundations and the controlled entities for whom the Company provides its services are referred to herein as "Clients."

Organization

The Company is an Illinois corporation. The Board of Directors is comprised of four persons, all but one of whom are members of the Family. The Company's sole office is located at 1000 Skokie Boulevard, Suite 540, Wilmette, IL 60091.

The Company has one paid employee who works full-time and a part-time secretary who works approximately six hours per month. The Company provides investment advisory services to Clients who are either members of the Family or are "Family Entities" (defined below).

Services

The services provided by the Company consist of the following: (1) accounting and recordkeeping; (2) tax planning and preparation of tax returns; (3) trust administration for the trusts created by members of the Family, (4) cash flow planning; (5) estate planning; (6) coordination of banking and other financial accounts; (7) miscellaneous bookkeeping and administrative services; and (8) "Advisory Services," as defined in the next paragraph.

The "Advisory Services" consist of assisting Family members with hiring investment advisors who recommend money managers and provide performance reporting, attending meetings with money managers, analyzing and making inquiries regarding their investment recommendations, assisting Family members in making investment decisions, providing quarterly asset allocation reports and compiling all assets into composite quarterly performance reports. The Advisory Services currently are performed for Family members or Family Entities (defined below).

Family members and Family Entities utilize registered investment advisers, including Citicorp Investment Services, Altair Advisers, LLC and Morgan Stanley.

The Company will provide Advisory Services only to individual members of the Family and to Family Entities. "Family Entities" means (1) trusts all of the primary beneficiaries of which are members of the Family; (2) charitable trusts and foundations created by members of the Family; and (3) for-profit organizations which are wholly-owned directly and indirectly by members of the Family and/or by trusts, charitable trusts and foundations described in (1) and (2) above. Individual Family members and Family Entities for whom the Company will provide Advisory Services are referred to herein as "Advisory Clients." The Company provides Advisory Services only to Advisory Clients. The Advisory Services are provided by the Company's full-time employee. It is estimated that she spends approximately 185 to 275 hours per year providing Advisory Services. This represents approximately 10% to 15% of the total 1,840 estimated hours worked by such employee per year. The Company estimates that approximately 10% to 15% of the Company's annual expenses will relate to the Advisory Services that it will provide. The Company expects to charge total fees sufficient to pay its annual expenses. Therefore, approximately 10% to 15% of the Company's revenues are expected to relate to the Advisory Services it provides (*i.e.*, to cover the salary and other costs associated with providing those services).

The Company charges each Client an annual fee for its services based on estimated number of hours spent working on matters for such Client. The fees are intended to cover all of the salary and other expenses of the Company. The fees received by the Company for Advisory Services historically have not generated a profit and are not designed to generate a profit for the Company.

Clients

The Clients consist of the individual members of the Family and the trusts, foundations and other organizations comprising the Family Entities. All of the Clients which are entities are either wholly-owned or controlled by Family members, and in the case of trusts, were created for the primary benefit of Family members. Only Advisory Clients receive Advisory Services. The Company has not provided, and will not provide, Advisory Services to non-Advisory Clients, and will not provide any services whatsoever to the general public.

III. BASIS FOR RELIEF REQUESTED

A. Relevant Provisions of the Act

Section 202(a)(11) of the Act defines "investment adviser" to mean any person who

> "... for compensation, engages in the business of advising others, either directly or through publications or writings as to the value of securities or as to the advisability of investing in, purchasing or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities; but does not include (A) a bank, or bank holding company, as defined in the Banking Holding Company Act of 1956, which is not as investment company; (B) any lawyer, accountant, engineer, or teacher whose

performance of such services is solely incidental to the practice of his profession; (C) any broker or dealer whose performance of such services is solely incidental to the conduct of his business as a broker or dealer and who receives no special compensation therefor; (D) the publisher of any bona fide newspaper, news magazine or business or financial publication of general and regular circulation; (E) any person whose advice, analyses, or reports relate to no securities other than securities which are direct obligations of or obligations guaranteed as to principal or interest by the United States, or securities issued or guaranteed by corporations in which the United States has a direct or indirect interest which shall have been designated by the Secretary of the Treasury, pursuant to section 3(a)(12) of the Securities Exchange Act of 1934, as exempted securities for the purposes of that Act; or (F) such other persons not within the intent of this paragraph, as the Commission may designate by rules and regulations or order."

Section 203(b) of the Act provides several exemptions from registration under Section 203(a). Among the exceptions listed in Section 203(b) are: "(1) any investment adviser all of whose clients are residents of the state within which such investment adviser maintains his or its principal office and place of business, and who does not furnish advice or issue analyses or reports with respect to securities listed or admitted to unlisted trading privileges on any national securities exchange; (2) any investment adviser whose clients are insurance companies; (3) any investment adviser who during the course of the preceding twelve months has had fewer than fifteen clients and who neither holds himself out generally to the public as an investment adviser nor acts as an investment adviser to any investment company registered under Title I of this Act ....; (4) any investment adviser that is a charitable organization, as defined in Section 3(c)(10)(d) of the Investment Company Act of 1940, or is a trustee, director, officer, employee, or volunteer of such a charitable organization acting within the scope of such person's employment or duties with such organization ...; (5) any plan described in Section 414(e) of the Internal Revenue Code of 1986, any person or entity eligible to establish and maintain such a plan under the Internal Revenue Code of 1986, or any trustee, director, officer, or employee of or volunteer for any such plan or person ....; or (6) any investment adviser that is registered with the Commodity Futures Trading Commission as a commodity trading advisor...."

B. Application of the Act to the Company.

The registration exemptions provided in Section 203(b) are not applicable to the Company. The Company previously had fewer than 15 clients, because a number of members of the Family were minors living in the homes of their parents and therefore were considered to be single clients with their parents pursuant to Rule 203(b)(3)-1 under the Act. Some of these children now have reached adulthood and are no longer living with their parents, resulting in the Company having in excess of 15 clients. In addition, some of the Company's clients are residents of a state or states other than Illinois, where the Company's only office is located. Furthermore, the Company's Advisory Clients are not insurance companies, and the Company is not a charitable organization, a plan described in Section 414(e) of the Internal Revenue Code, nor an investment adviser registered with the Commodity Futures Trading Commission. The Company is not regulated as an investment adviser in Illinois, its principal place of business, and has assets under management of the Advisory Clients exceeding $25,000,000. Accordingly, Section 203A of the Act does not prohibit the Company from registering with the Commission.

Because none of the exemptions are applicable to the Company and the Company is not prohibited from registering with the Commission under Section 203A of the Act, without an express order from the Commission, the Company would be required to register as an investment adviser under the Act.

As explained below, requiring the Company to register under the Act is not consistent with the protection of investors and the purposes of the Act because (1) the Company operates entirely for the members of the Family, the Family Entities, and the other controlled businesses, and the Company will not offer its services to the general public; (2) the Company's Advisory Services are only a small part of the overall services provided by it, and will be provided only to Family members and Family Entities (*i.e.*, Advisory Clients); (3) the payments received by the Company for Advisory Services historically have not generated a profit and are not designed to generate a profit; and (4) there is no public interest in requiring the Company to register under the Act. Therefore, the Company requests that the Commission issue an Order pursuant to Section 202(a)(11)(F) declaring it, and its employees acting within the scope of their employment, to be persons not within the intent of the Act.

1. The Company Serves as a Family Office and Does Not Hold Itself Out to the Public as an Investment Adviser.

The Company was organized and is operated to provide traditional family office services for the benefit of the members of a single family, and will not hold itself out to the public as an investment adviser. The Company does not engage in any advertising or marketing activities whatsoever and the Company is not listed in the phone book or any other directory as an investment adviser. The Company will not be known to the public as an investment adviser and under no circumstances will the Company offer or provide Advisory Services of any kind to persons other than the Advisory Clients, all of whom are either members of the Family or Family Entities. The Company will not solicit or accept other public clients either now or in the future, and the Company's services as a family office will remain its exclusive function.

2. The Company's Advisory Services are Only a Small Part of the Overall Services Provided to its Clients.

The Company provides traditional family office services, including accounting, recordkeeping, planning and administration. The Company's Advisory Services, described beginning on page 1 above, make up only approximately 10% to 15% of the Company's overall activities when measured by hours.

3. Payments Received by the Company are Largely for Services Unrelated to Advisory Services and are Not Expected to Generate a Profit

The Company will receive no revenues other than fees from Clients. Only approximately 10% to 15% of the fees paid to the Company will be paid for Advisory Services. Approximately 85% to 90% of the fees received by the Company will be for other family office services, not Advisory Services. The Advisory fees the Company receives from Clients are expected to cover its costs, and are not designed to generate a profit.

4. There is No Public Interest in Requiring the Company to be Registered Under the Advisers Act.

The Company is a private organization that was formed to provide "family office" services for Clients consisting exclusively of members of the Family and their controlled entities. There are no public clients in the sense of retail investors, and the Company's services are tailored to the needs of its unique Clients, and not to the needs of the retail public. The Company will accept as Advisory Clients only persons who are either members of the Family or Family Entities.

Although the Company was not formed until 1999, the full-time employee of the Company previously worked for an accounting firm, and her duties at the accounting firm for several years included providing services to certain of the persons who are now the Company's Clients. This longstanding relationship between the employee of the Company and the Clients is another reason why there is no public interest in requiring the Company to register as an investment adviser.

All of the Company's outstanding stock is owned by members of the Family. The Board of Directors consists of four persons, all but one of whom are members of the Family. Because of the substantial overlap between the persons controlling the Company and the persons receiving Advisory Services, and because there are no members of the general public who will be receiving Advisory Services and whose interests need protection, there is no public interest in requiring the Company to be registered under the Advisers Act.

The Act was intended to protect the public by regulating investment advisers engaged in the business of providing advice regarding securities. However, because the Company will undertake no Advisory Services with respect to the public, there is no need to apply the Act to the activities of the Company. Also, requiring the Company to incur the time and expense associated with registration and ongoing compliance would create a significant burden for the Company and could significantly and adversely affect the ability of the Company to engage in the efficient performance of its family office services for the Clients.

The business of the Company is not of the type to which the Act was meant to apply and, therefore, the Company should be granted an Order from the Commission under Section 202(a)(11)(F) of the Act.

IV. DISCUSSION OF PRECEDENT

The relief requested in this Application was granted by the Commission in several prior matters with substantially similar facts. For example, in In the Matter of Kamilche Company, Investment Advisers Act Release No. 1970 (August 27, 2001), the Applicant was formed to provide "family office" services for members of a single family and its controlled entities. The applicant's advisory services were small in relation to its total family office services. The applicant did not hold itself out to the public as an investment advisor, and it did not solicit or accept clients from the retail or institutional public. The Commission found, based on these facts, that the applicant was a person not within the intent of Section 202(a)(11) of the Act. Similarly, In the Matter of Bear Creek Inc., Investment Advisers Act Release No. 1935 (April 4, 2001), the applicant acted as trustee, custodian and executor of trusts created for the benefit of the members of a single family, and provided financial, investment, tax, accounting, and other agency and advisory services for its clients. The applicant's advisory services were only a small part of its overall activities, it did not hold itself out to the public as an investment adviser, and it did not solicit or accept clients from the retail public. Based on these facts, the Commission found that the applicant was a person not within the intent of Section 202(a)(11) of the Act. Another matter with facts similar to this matter, and in which the Commission found the applicant was not a person within the intent of Section 202(a)(11) of the Act, is In the Matter of Moreland Management Company, Investment Advisers Act Release No. 1705 (March 10, 1998). In that matter, the applicant furnished investment advisory services to a main trust created by and for the benefit of the same family, and to the trusts, foundations, partnerships, and other entities created by such family, or by the main trust, to serve as vehicles for investments. As in this case, the applicant in Moreland did not offer or perform services to the public, and only a small portion of the compensation it received was attributable to its investment advisory services. Other matters in which the Commission found applicants providing family office services to be persons not within the intent of Section 202(a)(11) of the Act were In the Matter of Donner Estates, Inc., Investment Advisers Act Release No. 21 (November 3, 1941) (corporation furnished investment advisory services to trust created by and for the benefit of the same family, and to a charitable trust and a charitable corporation created by a member of such family); In the Matter of The Pitcairn Company, Investment Advisers Act Release No. 52 (March 2, 1949) (corporation whose business consisted of holding, investing, and reinvesting its funds for a family, all of whom are the spouses, descendants, or spouses of descendants of three brothers); and In the Matter of Roosevelt & Son, Investment Advisers Act Release No. 54 (August 31, 1949) (general partnership organized to manage and supervise investments in real and personal property for the account of the firm and for the estates and trusts in which various members of the family have an interest or are beneficiaries). The Orders issued by the Commission in the above matters strongly support the Company's position in this matter that it is not within the intent of the Act.

V. PROCEDURAL MATTERS

All requirements for the execution and filing of this Application on behalf of the Company contained in Rule 0-4 under the Act have been complied with. The Authorization required by Rule 0-4(d) is contained in Part VI of this Application. Included in Part VI is the text of the resolution adopted by the Company's Board of Directors, authorizing the President to sign and file this Application. The Verification required by Rule 0-4(d) under the Act follows the signature block, and the Proposed Notice of the proceeding initiated by the filing of this Application, required by Rule 0-4(g) under the Act, is attached as Exhibit A.

VI. AUTHORIZATION

The Bylaws of the Company provide that the business of the Company shall be managed by its Board of Directors. The Bylaws of the Company further provide that the Board of Directors may take any action required or permitted to be taken at a meeting of the directors, or by written action in lieu of a meeting signed by all of the directors. Pursuant to these provisions, all of the members of the Company's Board of Directors signed a written action as of April 7, 2006, authorizing the President of the Company to execute and file this Application.

The written action includes the following resolution:

> RESOLVED, that the President be, and hereby is, authorized to prepare and file with the Securities and Exchange Commission an application for an order of exemption of the Company from the provisions of the Investment Advisers Act of 1940, together with the exhibits thereto, as the President deems appropriate, and to take any further action and execute and deliver all further documents as the President deems appropriate to accomplish the purposes of this resolution.

Therefore, all of the requirements in the Company's Bylaws have been fulfilled in order for the Application to be filed.

VII. SUMMARY OF RELIEF REQUESTED

The Company respectfully requests an Order of the Commission, pursuant to Section 202(a)(11)(F) of the Act, declaring the Company to be a person not within the intent of the Act, and declaring each employee acting within the scope of his or her employment to be a person not within the intent of the Act.

VIII. SIGNATURE AND VERIFICATION

Gen-M, Inc. has caused the undersigned to sign this Application on its behalf in the County of Cook, State of Illinois on this 17th day of April, 2006.

GEN-M, INC.

By: [signature]

Robert J. Morris, President

VERIFICATION

State of Illinois)
) ss.
County of Cook)

The undersigned, being duly sworn, deposes and says that he has executed the foregoing Application, dated April 17, 2006, for and on behalf of Gen-M, Inc.; that he is the President of such company, and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

Robert J. Morris

Robert J. Morris, President

SUBSCRIBED AND SWORN to before me, a notary public, this 17th day of April, 2006.

Amy J. Downey

My commission expires: 3/20/2010

"OFFICIAL SEAL"
Amy J. Downey
Notary Public, State of Illinois
My Commission Exp. 03/20/2010

EXHIBIT A

SECURITIES AND EXCHANGE COMMISSION

[Rel. No. IA-____________________; 812-________]

Gen-M, Inc.

____________, 2006

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice of Application for an order under the Investment Advisers Act of 1940 ("Advisers Act").

APPLICANT: Gen-M, Inc.

RELEVANT 1940 ACT SECTION: Order requested under Section 202(a)(11)(F) of the Advisers Act declaring the applicant to be a person not within the intent of the Adviser Act.

SUMMARY OF APPLICATION: Applicant requests an order declaring that it is not a person within the intent of the Advisers Act.

FILING DATE: The application was filed on ____________, 2006.

HEARING OR NOTIFICATION OF HEARING: An Order granting the Application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving the Applicant with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on ____________________, 2006, and should be accompanied by proof of service on the Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESSES: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, D.C. 20549. Applicant Gen-M, Inc., 1000 Skokie Boulevard, Suite 540, Wilmette, IL 60091.

FOR FURTHER INFORMATION CONTACT: ______________, at (202) 551-6787 (Division of Investment Management).

SUPPLEMENTARY INFORMATION: The following is a summary of the Application. The complete Application is available for a fee from the Commission's Public Reference Branch.

I. APPLICANT'S REPRESENTATIONS

1. Gen-M, Inc. ("Applicant") was formed under the laws of Illinois on August 10, 1999, to provide family office services for members of a single family, and entities controlled by the Family. Applicant is not a registered investment adviser under Section 203 of the Investment Advisers Act.

2. Applicant's services have historically consisted mainly of accounting, recordkeeping, tax planning, preparation of tax returns, and administration. However, Applicant's services include assisting Family members with hiring investment advisors, attending meetings with money managers, analyzing and making inquiries regarding investment recommendations and assisting Family members in making investment decisions. These services could constitute investment advisory services.

3. At present, Applicant has one full-time salaried employee. This employee performs services which could be considered investment advisory services. Only approximately 10% to 15% of the total services, based on hours worked by all employees, and only approximately 10% to 15% of the total expenses and corresponding revenues, are expected to relate to services which could be considered investment advisory services.

4. Applicant has no public clients, and does not intend to have public clients in the future. Applicant does not hold itself out to the public as an investment adviser and is not listed in any directory as an investment adviser. Applicant does not engage in any advertising, does not attend investment management-related conferences as a vendor, and does not conduct any marketing activities whatsoever. Applicant's services are uniquely tailored to the needs of the Family and not to the needs of the public.

5. Applicant is paid fees by its clients. The fees are calculated to cover Applicant's costs. The fees paid to the Applicant historically have not generated a profit and are not designed to generate a profit for the Applicant.

II. APPLICANT'S LEGAL ANALYSIS

1. Section 202(a)(11) of the Advisers Act defines the term "investment adviser" to mean "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities...." Applicant believes that part of its activities on behalf of its clients may fall within the literal definition of "investment adviser."

2. Section 203(b) of the Advisers Act provides several exceptions from registration, none of which, Applicant asserts, would apply to it. Applicant states that, the exception for "intrastate" investment advisers may not be available to it because not all of its "clients" are residents of Illinois, and the exception for advisers with fewer than 15 clients is not available because Applicant has more than 15 clients. Applicant believes the other exceptions are also not available.

3. If Applicant were found to be within the definition of investment adviser, it would be required to register under Section 203(c) of the Advisers Act.

4. Applicant asserts that it should not be required to register under the Advisers Act because: (a) Applicant is essentially a "family office" and does not serve public clients or hold itself out to the public as an investment adviser, (b) Applicant's investment advisory activities make up a relatively small portion of the services that its employees perform, (c) the payments received by Applicant are received primarily for services other than investment advice and are not designed to generate a profit, and (d) requiring Applicant to register would create a significant burden for Applicant, and is not consistent with the purposes of the Advisers Act or in the public interest.

5. The relief requested in this Application is substantially similar to that granted by the Commission in several prior matters: In the Matter of Kamilche Company, Investment Advisers Act Release No. 1970 (August 27, 2001) (company founded to serve as holding company for an operating company and "family office" for members of a family and its controlled entities); In the Matter of Bear Creek Inc., Investment Advisers Act Release No. 1935 (April 4, 2001) (corporation furnished tax, accounting and investment services to trusts created by and for the benefit of the same family); In the Matter of Moreland Management Company, Investment Advisers Act Release No. 1705 (March 10, 1998) (corporation furnished investment advisory services to a main trust created by and for the benefit of the same family, and to the trusts, foundations, partnerships, and other entities created by such family, or by the main trust, to serve as vehicles for investments); In the Matter of Donner Estates Inc., Investment Advisers Act Release No. 21 (November 3, 1941) (corporation furnished investment advisory services to trust created by and for the benefit of the same family, and to a charitable trust and a chartable corporation created by a member of such family); In the Matter of The Pitcairn Company, Investment Advisers Act Release No. 52 (March 2, 1949) (corporation whose business consisted of holding, investing, and reinvesting its funds for a family all of whom are the spouses, descendants, or spouses of descendants of three brothers); and In the Matter of Roosevelt & Son, Investment Advisers Act Release No. 54 (August 31, 1949) (general partnership organized to manage and supervise investments in real and personal property for the account of the firm and for the estates and trusts in which various members of the family have an interest or are beneficiaries).

For the Commission, by the Division of Investment Management pursuant to delegated authority.

Nancy M. Morris
Secretary

CHI 11029239.4